UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Jumei International Holding Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

48138L107**

(CUSIP Number)

Yusen Dai Pinnacle High-Tech Limited Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands

With copies to:

Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 24, 2019

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 solely for, and only to the extent that it relates to, Yusen Dai (Mr. Dai) and Pinnacle High-Tech Limited (“Pinnacle”) to the Schedule 13D initially filed with U.S. Securities and Exchange Commission (the “Commission”) on February 26, 2016, as amended by Amendment No. 1 on November 27, 2017 (the “Original Filing”) by Leo Ou Chen, Super ROI Global Holding Limited, Mr. Dai and Pinnacle, with respect to the Class A Ordinary Shares, par value US$0.00025 per share (“Class A Ordinary Shares”), of Jumei International Holding Limited, a Cayman Islands company (the “Company”). Except as amended hereby, the Original Filing remains in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filing.

** This CUSIP number applies to the Issuer’s American depositary shares (“ADSs”), each representing one Class A Ordinary Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Yusen Dai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,877 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 762,877 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,877 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51% of the Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Representing 762,877 ADSs, representing 762,877 Class A Ordinary Shares, held by Pinnacle High-Tech Limited.
(2)	Based on 150,073,181 Ordinary Shares outstanding as of March 31, 2018, assuming the conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

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CUSIP No.	48138L107

1	NAMES OF REPORTING PERSONS Pinnacle High-Tech Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 762,877 Ordinary Shares(3)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 762,877 Ordinary Shares(3)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 762,877 Ordinary Shares(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.51% of the Ordinary Shares(4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Representing 762,877 ADSs, representing 762,877 Class A Ordinary Shares.
(4)	Based on 150,073,181 Ordinary Shares outstanding as of March 31, 2018, assuming the conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares.

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Explanatory Note

This statement on Schedule 13D amends and supplements the Original Filing solely for, and only to the extent that it relates to, Mr. Dai and Pinnacle. This statement does not modify any of the information previously reported on the Original Filing or any of the information reported by any Reporting Persons (as defined in the Original Filing) other than Mr. Dai or Pinnacle.

Except as provided herein, this statement does not modify any of the information previously reported on the Original Filing.

Item 5. Interest in Securities of the Issuer.

Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows:

(a)–(b) The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 99,180,983 Class A Ordinary Shares and 50,892,198 Class B Ordinary Shares outstanding as of March 31, 2018.

Holders of Class A Ordinary Share and Class B Ordinary Share have the same rights except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Each Class B ordinary share is entitled to ten votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person or by any member of the Buyer Group that is not a Reporting Person.

Except as disclosed in this Schedule 13D, neither Mr. Dai nor Pinnacle beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Schedule 13D, neither Mr. Dai nor Pinnacle presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c) As of November 27, 2017, Pinnacle held an aggregate of 7,854,309 Class B Ordinary Shares, of which 1,854,309 were converted into Class A Ordinary Shares on November 29, 2017 and subsequently into ADSs, and the remaining 6,000,000 were converted into Class A Ordinary Shares on March 14, 2018 and subsequently into ADSs.

Pinnacle engaged in the following open-market transactions with respect to the Issuer’s Ordinary Shares since November 27, 2017:

Transaction Date	Type of Transaction	Number of ADSs	Price per ADS (US$)
7-Dec-2017	Sale	8,300	2.9034
7-Dec-2017	Sale	11,300	2.9055
11-Dec-2017	Sale	50,000	2.8699
11-Dec-2017	Sale	50,000	2.8320
12-Dec-2017	Sale	100	2.9000
12-Dec-2017	Sale	600	2.9000
13-Dec-2017	Sale	17,049	2.9057
13-Dec-2017	Sale	20,400	2.9088
15-Dec-2017	Sale	29,000	2.9115

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Transaction Date	Type of Transaction	Number of ADSs	Price per ADS (US$)
15-Dec-2017	Sale	32,851	3.0001
18-Dec-2017	Sale	50,000	3.1254
18-Dec-2017	Sale	50,000	3.1200
19-Dec-2017	Sale	50,000	3.0771
19-Dec-2017	Sale	25,400	3.0705
20-Dec-2017	Sale	24,600	3.0459
22-Dec-2017	Sale	4,500	3.0039
22-Dec-2017	Sale	7,800	3.0066
22-Jan-2018	Sale	23,017	3.5000
22-Jan-2018	Sale	17,074	3.5000
23-Jan-2018	Sale	2,000	3.5000
23-Jan-2018	Sale	200	3.5000
24-Jan-2018	Sale	28,400	3.5019
24-Jan-2018	Sale	8,657	3.5008
24-Jan-2018	Sale	4,836	3.5005
24-Jan-2018	Sale	24,900	3.5029
25-Jan-2018	Sale	15,980	3.5003
25-Jan-2018	Sale	6,668	3.5000
31-Jan-2018	Sale	50,000	3.2013
31-Jan-2018	Sale	50,000	3.2013
1-Feb-2018	Sale	76,689	3.1032
1-Feb-2018	Sale	88,151	3.1067
2-Feb-2018	Sale	900	3.1067
2-Feb-2018	Sale	800	3.1100
9-Feb-2018	Sale	8,538	2.8036
9-Feb-2018	Sale	2,800	2.8088
13-Feb-2018	Sale	97,200	2.8092
13-Feb-2018	Sale	63,200	2.8129
14-Feb-2018	Sale	100,000	2.8446
14-Feb-2018	Sale	100,000	2.8668
14-Feb-2018	Sale	28,262	2.8203
16-Feb-2018	Sale	23,720	2.9049
16-Feb-2018	Sale	39,308	2.9028
20-Feb-2018	Sale	100,000	2.8367
20-Feb-2018	Sale	100,000	2.8527
22-Feb-2018	Sale	50,000	2.9643
22-Feb-2018	Sale	50,000	2.9376
26-Feb-2018	Sale	41,025	3.0104
27-Feb-2018	Sale	1,802	3.0072
2-Mar-2018	Sale	57,800	2.8515
5-Mar-2018	Sale	38,800	2.8728
6-Mar-2018	Sale	61,914	2.8690
7-Mar-2018	Sale	46,081	2.9222
8-Mar-2018	Sale	13,597	2.9556

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Transaction Date	Type of Transaction	Number of ADSs	Price per ADS (US$)
19-Mar-2018	Sale	91,160	3.0018
20-Mar-2018	Sale	48,213	2.9635
21-Mar-2018	Sale	65,309	3.0182
22-Mar-2018	Sale	79,528	2.9475
23-Mar-2018	Sale	186,991	2.9102
26-Mar-2018	Sale	125,187	2.9331
27-Mar-2018	Sale	76,893	2.8857
28-Mar-2018	Sale	115,435	2.8196
29-Mar-2018	Sale	76,840	2.8686
4-Apr-2018	Sale	50,800	2.8610
6-Apr-2018	Sale	55,218	2.8582
9-Apr-2018	Sale	61,000	2.8591
10-Apr-2018	Sale	88,200	2.8541
11-Apr-2018	Sale	61,600	2.8574
12-Apr-2018	Sale	82,155	2.8217
13-Apr-2018	Sale	59,083	2.8033
16-Apr-2018	Sale	10,600	2.8134
17-Apr-2018	Sale	2,800	2.8000
22-Jun-2018	Sale	349,140	2.8336
25-Jun-2018	Sale	150,860	2.7546
25-Jun-2018	Sale	7,901	2.8025
26-Jun-2018	Sale	245,386	2.7813
27-Jun-2018	Sale	32,700	2.7031
28-Jun-2018	Sale	100	2.6000
29-Jun-2018	Sale	135,820	2.6289
20-Jul-2018	Sale	110,334	2.0695
23-Jul-2018	Sale	100,000	2.2156
25-Jul-2018	Sale	100,000	2.1005
26-Jul-2018	Sale	100,000	2.1173
27-Jul-2018	Sale	100,000	2.0700
30-Jul-2018	Sale	61,460	2.0199
31-Jul-2018	Sale	82,003	2.0201
1-Aug-2018	Sale	12,950	2.0063
7-Aug-2018	Sale	100,000	1.6950
8-Aug-2018	Sale	100,000	1.6964
10-Aug-2018	Sale	51,377	1.6921
13-Aug-2018	Sale	73,069	1.6702
14-Aug-2018	Sale	100,000	1.6280
15-Aug-2018	Sale	200,000	1.5024
16-Aug-2018	Sale	114,954	1.5525
20-Aug-2018	Sale	99,276	1.6660
21-Aug-2018	Sale	57,236	1.6653
22-Aug-2018	Sale	54,774	1.6851
23-Aug-2018	Sale	66,816	1.6709

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Transaction Date	Type of Transaction	Number of ADSs	Price per ADS (US$)
24-Aug-2018	Sale	70,518	1.6270
27-Aug-2018	Sale	100,000	1.8004
27-Aug-2018	Sale	500,000	1.9180
28-Aug-2018	Sale	100,000	1.8512
29-Aug-2018	Sale	100,000	1.9049
30-Aug-2018	Sale	100,000	1.9646
31-Aug-2018	Sale	100,000	1.9521
30-Nov-2018	Sale	46,540	2.1139
3-Dec-2018	Sale	36,060	2.1112
4-Dec-2018	Sale	48,394	2.1094
6-Dec-2018	Sale	14,300	2.1001
7-Dec-2018	Sale	78,233	2.1325
Total		7,091,432

Other than the foregoing, neither Mr. Dai nor Pinnacle has effected any transaction in the Ordinary Shares since November 27, 2017.

(d) Except as disclosed in this statement on Schedule 13D, to the best knowledge of Mr. Dai and Pinnacle, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by Mr. Dai or Pinnacle.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A*	Joint Filing Agreement dated February 26, 2016 by and among the Reporting Persons.

B*	Proposal Letter dated February 17, 2016 from the Buyer Group to the board of directors of the Company.

C*	Proposal Withdrawal Letter to the special committee of the board of directors of the Company, dated November 27, 2017.

*	Previously filed

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2019

Yusen Dai	By:	/s/ Yusen Dai

Pinnacle High-Tech Limited	By:	/s/ Yusen Dai
Name: Yusen Dai
Title: Director

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